UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Naked Brand Group Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

629839101
(CUSIP Number of Common Stock Underlying Warrants)

Ms. Carole Hochman, CEO
Naked Brand Group Inc.
95 Madison Avenue, 10th Floor
New York, New York 10016
(212) 851-8050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Nanette C. Heide, Esq.
Duane Morris LLP
1540 Broadway
New York, New York 10036-4086
(212) 692-1003

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$6,304,322.89	$732.56

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants to purchase an aggregate of 54,820,199 shares of common stock (the “Offer to Amend and Exercise”), consisting of outstanding warrants to purchase 54,820,199 shares of the Company’s common stock at an exercise price of $0.15 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on June 10, 2014 and July 8, 2014 and issued to certain lenders in connection with certain Amendment to Promissory Note Agreements (the “Amendment Agreements”) dated April 4, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.115 per share of common stock, which represents the average of the high and low sales price of the common stock on July 2, 2015, as reported by the OTCQB operated by the OTC Markets Group.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction value multiplied by .0001162.

[ ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [   ]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. SUMMARY TERM SHEET.

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION.

(a)

The name of the subject company (issuer) and filing person (offeror) is Naked Brand Group Inc., a Nevada corporation (the “Company”). The address and telephone number of its principal executive offices are 95 Madison Avenue, 10th Floor, New York, New York 10016, Attn: Michael Flanagan, telephone number (212) 851-8050.

(b)

The Original Warrants that are subject to the Offer to Amend and Exercise are outstanding warrants to purchase 54,820,199 shares of the Company’s common stock at an exercise price of $0.15 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on June 10, 2014 and July 8, 2014 and warrants issued to certain lenders in connection with certain Amendment to Promissory Note Agreements (the “Amendment Agreements”) dated April 4, 2014 (the “Original Warrants”).

As of July 2, 2015, the Company had: (i) 44,680,674 shares of common stock outstanding; (ii) outstanding warrants to purchase 64,676,506 shares of common stock (54,820,199 of which are the Original Warrants); and (iii) outstanding equity awards to purchase 74,685,000 shares of common stock issued pursuant to the Company’s 2014 Long-Term Incentive Plan (the “Plan”). In addition, the Company has reserved an additional 35,315,000 shares of common stock for issuance pursuant to the Plan.

(c)

The information set forth in Section 12: “Trading Market and Price Range of Original Warrants, Amended Warrants and Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is 95 Madison Avenue, 10th Floor, New York, New York 10016, telephone number (212) 851-8050. The information set forth in Section 17: “Interests of Directors and Executive Officers in the Offer To Amend and Exercise” is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

(a)

Information about the terms of the transaction under the headings “Summary of Terms” and “Description of the Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)

Four of the Company’s directors and executive officers hold Original Warrants and are eligible to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of the Original Warrants. On July 3, 2015, the Company entered into separate warrant amendment agreements with Carole Hochman, David Hochman, and one other holder, pursuant which such such holders amended and exercised their Original Warrants on the same terms and conditions as the other holders of the Original Warrants. See Section 3: “Eligible Warrants” and Section 17: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise” of the Offer to Amend and Exercise, which are incorporated herein by reference.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)

See Section 21: “Fees and Expenses” of the Offer to Amend and Exercise, which is incorporated herein by reference, for a description of the Company’s retention of Noble Financial Capital Markets (the “Warrant Agent”) to serve as the Warrant Agent for the Offer to Amend and Exercise.

The Company entered into certain Registration Rights Agreements dated June 10, 2014 and July 8, 2014 under which the Company agreed to register the resale of certain of the common stock underlying the Original Warrants. The description of the Registration Rights Agreements contained in the Registration Statement on Form S-1 of the Company (File No. 333-198643), as filed on September 8, 2014, under the section entitled “Private Placement — Registration Rights Agreement,” is incorporated herein by reference. Additionally, see Section 11: “Registration of Warrant Shares” of the Offer to Amend and Exercise, which is incorporated herein by reference.

On July 3, 2015, the Company entered into separate warrant amendment agreements with Carole Hochman, David Hochman, and one other holder, pursuant to which such holders amended and exercised their Original Warrants on the same terms and conditions as the other holders of the Original Warrants. See Section 3: “Eligible Warrants” and Section 17: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise” of the Offer to Amend and Exercise, which are incorporated herein by reference. The form of warrant exchange agreement is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 7, 2015, incorporated herein by reference.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(c)	The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in Section 17: “Interests of Directors and Executive Officers in the Offer to Amend and Exercise” in the Offer to Amend and Exercise is incorporated herein by reference.

(b)

The information set forth in Section 3: “Eligible Warrants” and Section 14: “Transactions and Agreements Concerning Original Warrants” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in Section 21: “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 10. FINANCIAL STATEMENTS.

(a)

The financial information required by Item 1010(a) is included in Section 16 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibits A and B of the Offer to Amend and Exercise and is incorporated herein by reference.

(b)

The pro forma financial information required by Item 1010(b) is included in Section 16 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibit C of the Offer to Amend and Exercise and is incorporated herein by reference.

Item 11. ADDITIONAL INFORMATION.

(a)	(1)

Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

	(2)	Not applicable.

	(3)	Not applicable.

	(4)	Not applicable.

	(5)	None.

(b)		Not applicable.

(c)		None.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

	(1)(B)	Offer to Amend and Exercise

	(1)(C)	Form of Election to Consent, Participate and Exercise Warrant

	(1)(D)	Form of Notice of Withdrawal

	(1)(E)	Form of Amendment to Original Warrant (with respect to Offer to Amend and Exercise)

(b)	Not applicable.

(d)	(1)	Letter Agreement, dated April 4, 2014, by and between the Company and Noble Financial Capital Markets

	(2)	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 11, 2014)

(3)

“Private Placement — Registration Rights Agreement” contained in Statement on Form S-1 (File No. 333-198643) (as filed with the SEC on September 8, 2014, declared effective on October 8, 2014 and incorporated herein by reference)

(4) Form of Warrant Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 7, 2015.

(g)	None.

(h)	None.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAKED BRAND GROUP INC.

By:	/s/ Carole Hochman
	Name:	Carole Hochman
	Title:	Chief Executive Officer

Date: July 7, 2015